Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet
February 19, 2025

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (positive outlook) S&P Global Ratings: A+ (stable outlook) Fitch Ratings: A+ (stable outlook)
CUSIP:	89236TND3
Trade Date:	February 19, 2025
Original Issue Date:	February 24, 2025 (T+3)
Stated Maturity Date:	February 24, 2026
Principal Amount:	$2,250,000,000 (may be increased prior to the Original Issue Date)
Price to Public:	100.000%
Commission:	0.030% in the case of RBC Capital Markets, LLC 0.150% in the case of Toyota Financial Services Securities USA Corporation
Net Proceeds to Issuer:	99.970% / $1,124,662,500 in the case of RBC Capital Markets, LLC 99.850% / $1,123,312,500 in the case of Toyota Financial Services Securities USA Corporation
Interest Rate Basis:	SOFR
Spread:	+30 basis points
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Monthly
Initial Interest Rate:	The initial interest rate will be based on SOFR determined as of February 20, 2025, plus the Spread.
Interest Payment Dates:	Each January 24, February 24, March 24, April 24, May 24, June 24, July 24, August 24, September 24, October 24, November 24 and December 24, beginning on March 24, 2025 and ending on the Stated Maturity Date.
Interest Reset Dates:	Each U.S. Government Securities Business Day in the relevant Interest Payment Calculation Period. The first interest reset date shall be the Original Issue Date and thereafter, each U.S. Government Securities Business Day.
Interest Determination Date:	The second U.S. Government Securities Business Day preceding the relevant Interest Reset Date.
Interest Payment Calculation Period:	The period from and including one Interest Payment Date to but excluding the immediately following Interest Payment Date, provided that the first Interest Payment Calculation Period shall be from and including the Original Issue Date to but excluding the first Interest Payment Date.
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and U.S. Government Securities Business Day
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Agents/DTC Numbers:	RBC Capital Markets, LLC/#0235 Toyota Financial Services Securities USA Corporation/#0443

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it

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by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Toyota Financial Services Securities USA Corporation toll-free at 1-800-292-1147.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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